UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

09056998

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25819

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Securities Investment, Inc., d/b/a Howard Gary & Company, A Municipal Securities Investment Firm

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 North Miami Avenue, Suite 307
(No. and Street)

Miami, (City) Florida (State) 33127-2869 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kishor M. Parekh, CGFM, Senior Vice President 305.571.1380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Douglas R. Lupisell, CPA, PA
(Name – *if individual, state last, first, middle name*)

939 Northeast 125 Street. Miami, Florida 33161
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kishor M. Parekh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Securities Investment, Inc., d/b/a Howard Gary & Company, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Senior Vice President

Title

Notary Public

JOSE VELAZQUEZ
Notary Public - State of Florida
My Commission Expires Nov 27, 2011
Commission # DD 737318
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	2008
Cash, including certificates of deposit	$1,908,759
Restricted cash	100,000
	2,008,759
Property and equipment, Net	-
Total assets	$2,008,759
LIABILITIES AND STOCKHOLDERS EQUITY	
Liabilities:	
Management fee payable	212,326
Accrued expenses	13,160
Accrued interest payable, related party	529,787
Due to officer	77,931
Total current liabilities	833,204
Total liabilities	833,204
Stockholders' equity:	
Common stock, no par value; 100 shares authorized, issued and outstanding	6,000
Additional paid-in capital	364,338
Retained earnings	805,217
Total stockholders' equity	1,175,555
Total liabilities and stockholders' equity	$2,008,759

SEE ACCOMPANYING NOTES TO AUDITED FINANCIAL STATEMENTS